SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 10

                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Global Crossing Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3921A100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 U S WEST, Inc.
                             1801 California Street
                                Denver, CO 80202
                                 (303) 672-2700
--------------------------------------------------------------------------------

                            Thomas O. McGimpsey, Esq.
                                 U S WEST, Inc.
                             1801 California Street
                                Denver, CO 80202
                                 (303) 672-2712

                                   Copies to:
                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 21, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3921A100


------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        U S WEST, Inc.
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)(b)
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        BK, AF, WC, OO
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------

                        7       SOLE VOTING POWER

                                37,028,229

      NUMBER OF
                        ------- ------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 -0-
                        ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                  37,028,229
                        ------- ------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,028,229
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.658% (Based upon 794,770,468  shares  outstanding as shown in Global
          Crossing  Ltd.'s  Quarterly  Report on Form 10-Q for the quarter ended
          September 30, 1999)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          HC, CO
--------- ----------------------------------------------------------------------

         U S WEST, Inc. hereby amends and supplements its Schedule 13D originally filed as a Schedule 14D-1 and 13D on May 21, 1999 (the "Original Filing"), as amended by its Schedule 14D-1 and 13D, Amendment No. 1, filed on May 24, 1999, Amendment No. 2 filed on June 8, 1999, Amendment No. 3 filed on June 11, 1999, Amendment No. 4 filed on June 18, 1999, Amendment No. 5 filed on June 18, 1999, Amendment No. 6 filed on June 21, 1999, Amendment No. 7 filed on June 23, 1999, Amendment No. 8 filed on June 29, 1999, and Amendment No. 9 filed on August 11, 1999 (together with the Original Filing, the "Statement"). The Item numbers in this Schedule 13D do not correspond with the Item numbers in the Statement, as the Statement was a joint Schedule 14D-1 and 13D, and this amendment is only to the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meaning assigned such terms in the Statement.

         Since our beneficial ownership is five percent or less, we are not required to make any additional filings under Regulation 13D in accordance with Reg. Section 13d-2(b).

Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 21, 1999
                                 U S WEST, Inc.

                                    /s/ THOMAS O. McGIMPSEY

                                 By: ___________________________
                                     Thomas O. McGimpsey
                                     Assistant Secretary